

June 13, 2011

<u>Via E-mail</u>
Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
1033 Skokie Boulevard, Suite 355
Northbrook, Illinois 60062

      Re: **Horizon Pharma, Inc.**
                Amendment No. 6 to Registration Statement on Form S-1
                Filed June 7, 2011
                File No. 333-168504

Dear Mr. Walbert:

      We have reviewed your amended registration statement and response letter, each filed June 7, 2011, and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Valuation of Stock-Based Compensation, Common Stock and Warrants</u>
<u>Common Stock Valuation, page 65</u>

1. Please revise your disclosure to qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.

<u>12. Stock Option Plan, page F-45</u>

2. Please explain to us why expected volatility decreased to 64% for the three months ended March 31, 2011 from 79% for 2010 for employees and from 75% for 2010 for non-employees. Provide us your determination of expected volatility.

17. Subsequent Events, page F-52 (Unaudited)

3. Please tell us and revise your disclosure to clarify how you will account for the warrants issued to Kreos in June 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Sean Clayton, Esq.
        Cooley LLP
        4401 Eastgate Mall
        San Diego, CA 92121